UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

Notice of the 23rd Annual

General Meeting of Shareholders

*	To be reported on at the meeting

Notice of the 23rdAnnual General Meeting of Shareholders

February 16, 2005

To our Shareholders,

Pursuant to Article 18 of the Articles of Incorporation of KT Corporation, KT will hold the 23rd Annual General Meeting of Shareholders as described below.

At the annual meeting, five items including business report for the 23rd fiscal year will be reported and four items including the approval of financial statements will be resolved.

Shareholders holding KT’s common shares as of December 31, 2004 will be entitled to vote at the Annual General Meeting of Shareholders.

I’m looking forward to our shareholders’ participation.

Yong Kyung Lee

President and Chief Executive Officer

•	Date and Time: March 11, 2005 (Friday) 10:00 A.M. (Korea Time)

•	Place: Lecture Hall (B1), Headquarter Building of KT Corporation located at 206, Jungja-dong, Bundang-gu, Sungnam-city, Kyunggi-do, Korea.

•	Record Date: December 31, 2004.

Matters to be Reported

Business Report for the 23rd Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 23rd business performance is as follows.

Securing 2.23 million PCS resale subscribers and more than 6 million broadband subscribers, KT recorded KRW 11,851 billion in sales, increased by 2.4% year-on-year base.

Operating profit and net income increase to KRW 2,127 billion and KRW 1,256 billion, increased 71.1% and 51.2% year-on-year, respectively.

Looking by sectors, despite a decrease in sales from telephone business, the Internet and wireless service revenues rose by 12.3% and 64.2%, respectively, year-on-year, cementing themselves as the KT’s major growth engines.

Details of business performances are in pages 10 ~ 11 of the financial statements.

Report on Standards and Method of Payment on Remuneration of Standing Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria of remuneration for standing directors and the method of payment are as follows.

The remuneration for the President and standing directors is composed of basic annual salary and performance based incentive.

The basic annual salary for the President is KRW 276 million, Senior Executive Vice President KRW 171 million, Executive Vice President KRW 150 million, and Senior Vice President KRW 123 million.

The range of incentive payment is 0%~300% of the basic annual salary for the President and 0%~150% for the Senior Executive Vice President, Executive Vice President, and Senior Vice President.

The basic annual salary is determined by the limit on remuneration of directors approved at the Annual General Meeting of Shareholders and the standards and method of payment on remuneration of standing directors reported at the Annual General Meeting of Shareholders. The basic annual salary shall be paid on a monthly basis on the salary payment date of the company at an amount equivalent to one-twelfth of the basic annual salary.

Performance based incentive is decided in accordance with the management performance evaluated by the Evaluation and Compensation Committee (composed of five outside directors).

Currently, the Evaluation and Compensation Committee is deliberating on the 2004 management performance. Performance based incentives of standing directors shall be decided according to the results of this deliberation and the results will be reported at the Annual General Meeting of Shareholders.

Amount of payment of standing directors in 2004 and stock option grants are shown in the following table.

•	2004 Annual Compensation of Standing Directors

(unit : thousand KRW )

Name	Title	Year 2004
		Basic Salary	Incentive*
Yong Kyung Lee	President and Chief Executive Officer	276,000	263,110
Woo Sik Kim	Executive Vice President	150,000	89,010
Sang Hoon Lee	Executive Vice President	150,000	97,180
Hi Chang Roh	Senior Vice President	123,000	67,300

*	Incentive was awarded in March 2004 in accordance with the 2003 management performance. Incentive for 2004 will be awarded in March 2005.

•	Number of Stock Options Granted to Directors

Name	Classification	Number of Options	Exercise	Date of Grant	Exercise Period	Exercise Price(KRW)
Yong Kyung Lee	Standing	253,100	—	December 26, 2002	December 27, 2004 ~December 26, 2009	70,000
Sang Hoon Lee	Standing	60,000	—	December 12, 2003	December 13, 2005 ~December 12, 2010	65,000
Woo Sik Kim	Standing	60,000	—	December 12, 2003	December 13, 2005 ~December 12, 2010	65,000
Hi Chang Roh	Standing	60,000		February 4, 2005	February 5, 2007 ~February 4, 2012	54,600
Sung Deuk Park	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Chu Hwan Yim	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Kook Hyun Moon	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Stuart B. Solomon	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Hyun Joon Chang	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Do Hwan Kim	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Jong Sang Kim	Outside	5,200	—	September 16, 2003	September 17, 2005 ~September 16, 2010	57,000
Kun Sik Kim	Outside	5,400	—	February 4, 2005	February 5, 2007 ~February 4, 2012	54,600
Jeong Ro Yoon	Outside	5,400	—	February 4, 2005	February 5, 2007 ~February 4, 2012	54,600

Report on the Transaction with Affiliated Company

Pursuant to Article 191-19 of the Securities and Exchange Act (Transaction with interested parties including major shareholders), report on the transaction with affiliated company as follows.

KT purchased and rented transmission equipments from KT Freetel on December 24, 2004. Total transaction amount was KRW 120 billion.

Purchased equipments are ;

1) 861 kilometers of conduit line and 1,897 kilometers of transmission line (including 430 kilometers of underground line)

2) 147 2.5 Gigabit, Dense Wavelength Division Multiplexing, 622M transmission equipment

3) 14 transmission stations in Pyeongtaek and Cheonan,

Rented equipments are;

1) Two transmission stations in Pyeongtaek and Cheonan

Matters Requiring Resolution

Agenda No. 1

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 23rd Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 23rd fiscal year is requested.

BALANCE SHEET

December 31, 2004 and 2003

(Unit: 100 million KRW)

Description	2004 Amount	2003 Amount
I. Current Assets	52,957	33,605
1. Quick Assets	51,950	32,036
2. Inventories	1,007	1,569
II. Non-current Assets	148,183	162,127
1. Investments	38,822	47,193
2. Tangible Assets	106,370	112,456
3. Intangible Assets	2,991	2,478
Total Assets	201,140	195,732

I. Current Liabilities	61,440	34,920
II. Long-term Liabilities	65,235	92,686
Total Liabilities	126,675	127,606
I. Capital Stock	15,610	15,610
II. Capital Surplus	14,403	14,403
III. Retained Earnings	83,991	77,758
IV. Capital Adjustment	(-)39,539	(-)39,645
Total Stockholders’ Equity	74,465	68,126
Total Liabilities and Stockholders’ Equity	201,140	195,732

INCOME STATEMENT

For the Year Ended December 31, 2004 and 2003

(Unit: 100 million KRW)

Description	2004 Amount	2003 Amount
I. Operating Income	118,508	115,745
II. Operating Expenses	97,237	103,314
- Depreciation	22,791	24,468
- Salaries and Provisions for Retirement and Severance Benefit	18,408	28,003
- Cost of Service	17,460	16,898
- Other Expenses	38,578	33,945
III. Operating Profit	21,271	12,431
IV. Non-operating Income	9,883	11,328
V. Non-operating Expenses	13,159	10,862
VI. Net income before Income Taxes	17,995	12,896
VII. Income Tax Expenses	5,440	4,596
VIII.Net Income for the Year	12,555	8,301

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Year Ended December 31, 2004 and 2003

(Unit: 100 million KRW)

Description	2004 Amount	2003 Amount
I. Retained Earnings before Appropriations	29,673	(-)2,499
1. Unappropriated Retained Earnings Carried over from Prior Years	19,225	1,200
2. Cumulative Effect of Accounting Change	—	(-)15
3. Share Retirement	—	(-)11,985
4. Interim Dividend	(-)2,107	—
5. Net Income	12,555	8,301
II. Transfer from Voluntary Reserves	—	25,939
1. Reserve for R&D and HRD	—	33
2. Reserve for Investment in Infrastructure	—	33
3. Reserve for Business Expansion	—	25,873
III. Appropriation of Retained Earnings	8,015	4,215
1. Reserve for R&D and HRD	3,500	—
2. Reserve for Investment in Infrastructure	300	—
3. Dividends (Cash Dividends)	4,215	4,215
- Dividend per Common Stock
(Current year: 2,000 KRW, Prior year : 2,000 KRW)
IV. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year (I + II - III)	21,658	19,225

*	Including interim dividend, the payout ratio is 50.4% in 2004.

Agenda No. 2

Amendment of Articles of Incorporation

Pursuant to Article 433 of the Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following amendment of Articles of Incorporation is requested.

The proposal of the amendment and the reasons for the amendment is as follows.

•	Introduction of the Written Voting System

KT proposes to insert a new provision(Article 22-2) to introduce the written voting system. Introduction of the written voting system is a means to secure minority stockholders’ rights and privatized companies tend to introduce the written voting system for the purpose of improving their corporate governance structure.

This newly inserted provision enables shareholders to exercise their voting rights by submitting votes in writing. Therefore, shareholders may exercise their voting rights without attending the General Meeting of Shareholders in person.

  Comparison between before and after amendments to the AOI:

Before Amendment	After Amendment
(Newly inserted)

Article 22-2 (Exercise of Voting Rights by Writing)

(1) The Shareholders may exercise their voting rights by writing without attending the General Meetings of Shareholders in person.

(2) In case of Paragraph (1) above, KT shall send the notice of convening the General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

(3) The Shareholders desiring to exercise their voting rights by writing shall enter necessary matters in the written documents under paragraph (2) and submit them to KT by the date immediately preceding the date set for the Meeting.

(Newly inserted)	Addendum (March 11, 2005) These Articles of Incorporation shall become effective as of the date when the General Meeting of Shareholders resolved adoption hereof.

Agenda No. 3

Election of Directors

Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25( Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of election of director is requested.

At the 23rd Annual General Meeting of Shareholders, one standing director and two outside directors shall be elected.

According to KT’s Articles of Incorporation, standing director other than the President shall be elected at the General Meeting of Shareholders from among those whom the President has nominated with the consent of the board of directors.

Outside directors shall be elected at the General Meeting of Shareholders from among those whom the Outside Director Candidate Nominating Committee nominated.

The President nominated one candidate and the Outside Director Candidate Nominating Committee nominated two candidates.

Biographies of the candidates nominated by the President and the Outside Director Candidate Nominating Committee are listed below.

<No. 1> Jeong Soo Suh

•	Date of birth : January 10, 1958

•	Person nominating said candidate : President (with the consent of board of directors)

•	Relation to the largest shareholder : None

•	Details of transactions between said candidate and the corporation concerned for the past three years : None

•	Term of office : March 2005 to the 24th AGM (one year)

•	Education

o 1988: MBA, Yonsei University

o 1984: B. A., Business Administration, Sungkyunkwan University

•	Professional associations

o Dec.2004 ~	Senior Vice President, Planning and Coordination Office

o Jan.2003 ~ Nov.2004	Finance Management Office (Chief Financial Officer)

o Aug.2002 ~ Jan.2003	Head of Privatization Office

o Feb.2002 ~ Aug.2002	Head of Global Business Office

o Feb.2001 ~ Feb.2002	Head of Strategic Alliance Team, Privatization Office

o 1984	Joined KT

<No. 2> Stuart B. Solomon

•	Date of birth : July 17, 1949

•	Person nominating said candidate : Outside Director Candidate Nominating Committee

•	Relation to the largest shareholder : None

•	Details of transactions between said candidate and the corporation concerned for the past three years : 5,200 stock options (details are in page 7)

•	Term of office: March 2005 to the 26th AGM (three years)

•	Education

o 1971: B.S., Syracuse University

•	Professional associations

o Jan.2005 ~	Governor of AMCHAM Korea

o Aug.2002 ~	Outside Director of KT

o Jun.2001 ~	President, CEO and Representative Director of MetLife, Korea

o Jan.2000 ~ Jun.2001	Executive Vice President and Representative Director of MetLife, Korea with direct responsibilities for Investments, Human Resources, General Administration, and Information Technology

o Jul.1998 ~ Jan.2000	Executive Managing Director of MetLife, Korea with direct responsibility for Asset Management

o Jul.1998	Promoted to Vice President (International) of MetLife, New York

o Oct.1995 ~ Jul.1998	Director of Investments, MetLife, Korea

o Aug.1995 ~	Joined MetLife, New York

o Apr.1979 ~ Aug.1995	Deputy General Manager of Korea Exchange Bank, New York Branch: responsibility for all funding/investment activities of the branch’s $ 500 mio. portfolio

o May.1974 ~ Sep.1978	Overseas branch representative in Busan, Korea for Parts for Industry Inc., a US importer of iron and steel foundry products

<No. 3> Thae Surn Khwarg

•	Date of birth : December 31, 1958

•	Person nominating said candidate : Outside Director Candidate Nominating Committee

•	Relation to the largest shareholder : None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 2005 to the 26th AGM(three years)

•	Education

o 1984: JD, Harvard Law School

o 1980: B.A., History, Columbia College

•	Professional associations

o Feb.1997 ~	CEO of SEI Asset Korea

o Jan.1992 ~ Feb.1997	Asset Korea & Asset Universal(Hong Kong) - Managing Director of Asset Korea - Director of Asset Universal

o Sep.1988 ~ Dec.1991	Baring Securities - Deputy Branch Manager of the Seoul Branch - Head of Research Team

o Mar.1984 ~ Jul.1988	Coudert Brothers(New York & Hong Kong) - Attroney-at-Law

•	Others : Auditor at Asset Management Association of Korea

Pursuant to Article 363-2 (Shareholder Proposal Right) of the Commercial Code and Article 191 (Shareholder Proposal) of the Securities Exchange Act, shareholders nominated one candidate for outside director on January 25th, 2005. This nomination process was practically initiated by the labor union of KT.

Biography of the candidate for outside director nominated by the shareholders is as follows.

<No. 4> Byoung Hoon Lee

•	Date of birth : May 9, 1958

•	Person nominating said candidate : Shareholder proposal

Relation to the largest shareholder : None

•	Details of transactions between said candidate and the corporation concerned for the past three years : None

•	Term of office : March 2005 to the 26th AGM (three years)

•	Education

o Jan. 1997: Cornell University, Ph.D. in Industrial & Labor Relations

o Jan. 1994: Cornell University, M.S. in Industrial & Labor Relations

o Feb. 1984: Seoul National University, B.S. in Sociology

•	Professional history

o Present	Professor, Chung-Ang University (Sociology Department)

o Present	Public Interests Representative, Special Committee of Non-regular Worker Protection, Tripartite Commission (Labor, Management and Government)

o Present	Research Fellow, Labor-Management Relation Improvement Board of the Ministry of Labor

o Present	Member, Committee of Policy for Laborers’ welfare, the Ministry of Labor

o Present	Member, Policy Evaluation Committee of the Ministry of Labor

o Present	Policy Advisor, the Ministry of Government Administration and Home Affairs

o Dec.2004 ~ Jan.2005	Member, TFT for Evaluation of Government’s Ideology, Policy Planning Committee

o 1996	Research Fellow, Korea Labor Institute

Please note there are three vacancies on the Board of Directors. Three out of four candidates with the highest approval will be elected as directors.

Agenda No. 4

Approval of Limit on Remuneration of Directors

Pursuant to Article 388(Remuneration of Directors) of the Commercial Code and Article 31(Remuneration and Severance Allowance for Directors) of Articles of Incorporation of KT, approval of limit on remuneration of directors is requested.

Pursuant to provisions of Articles of Incorporation, limit on remuneration of standing directors including the president shall be approved at the Annual General Meeting of Shareholders. The Evaluation and Compensation Committee has the duty to evaluate performance of the President and standing directors based on the management contract with outside directors. The committee also deliberates the compensation of all of directors and makes a final recommendation to the shareholders for approval. The Evaluation and Compensation Committee consists of outside directors only.

Total remuneration limit for standing directors in 2005, set on December 23, 2004 at board of outside directors, is KRW 3,000 million.

Additional Information

•	The number and classification of voting stocks

The record date to exercise voting rights at the 23rd Annual General Meeting of Shareholders is December 31, 2004. As of the record date, the number of KT’s total shares issued was 284,849,400. The number of common stocks entitled to exercise voting rights excluding treasury stocks was 210, 755,728.

•	Method of Resolution

Pursuant to the provisions of the Commercial Code, Agenda 1,3, and 4 shall be passed by majority vote of shareholders present and over one-fourth of total shares entitled to voting right.

Agenda 2 shall be passed by over two-thirds of shares voted at the meeting and over one-third of total shares entitled to voting right.

•	Request for Election of Directors through Cumulative Voting

Article 382-2 of the Commercial Code stipulates that request for election of directors through cumulative voting shall be made seven days prior to the General Meeting of Shareholders. For the 23rd Annual General Meeting of Shareholders, the request shall be made by Friday, March 4. In case the request is made, KT shall put up notice through the Depositary (Citibank).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director